

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 24, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of HSBC HOLDINGS PLC, under the Exchange Act of 1934.

- 1.645% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026
- 2.357% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031

Sincerely,